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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                           SEC File Number: 000-23554

(Check One):
[_] Form 10-K or 10KSB [_] Form 20-F [_] Form 11-K
[X] Form 10-Q or 10QSB [_] Form N-SAR

For Period Ended: December 31, 2001

[_] Transition Report on Form 10-K or 10KSB
[_] Transition Report on Form 20-F
[_] Transition Report on Form 11-K
[_] Transition Report on Form 10-Q or 10QSB
[_] Transition Report on Form N-SAR

For the Transition Period Ended: _________________

Read Instructions (on back page) Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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PART I     REGISTRANT INFORMATION

                    International Assets Holding Corporation
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                             Full Name of Registrant

                            Former Name if Applicable

                      220 East Central Parkway, Suite 2060
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            Address of Principal Executive Office (Street and Number)

                           Altamonte Springs, FL 32701
                           ---------------------------
                            City, State and Zip Code

PART II     RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

    | (a) The reasons described in reasonable detail in Part III of



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    |     this form could not be eliminated without unreasonable effort
    |     or expense;
    | (b) The subject annual report, semi-annual report, transition
    |     report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion
[X] |     thereof, will be filed on or before the 15th calendar day
    |     following the prescribed due date; or the subject quarterly
    |     report of transition report on Form 1O-Q, or portion thereof
    |     will be filed on or before the fifth calendar day following
    |     the prescribed due date; and
    | (c) The accountant's statement or other exhibit required by Rule
    |     12b-25(c) has been attached if applicable.

PART III     NARRATIVE
State below in reasonable detail the reasons why Form 10-K, 11-K, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed.)

The Registrant is unable to file its Quarterly Report on Form 10-QSB for the three months ended December 31, 2001 within the prescribed time period because the Registrant is having difficulty obtaining certain information that is necessary to the completion of the Form 10-QSB. The Registrant intends to file its Quarterly Report on Form 10-QSB on or before the 5th calendar day following the prescribed due date.

PART IV      OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Jonathan C. Hinz         (407)               741-5300
     (Name)           (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes [_] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant expects that its Form 10QSB will report income before income taxes of $169,882 for the quarter ended December 31, 2001 compared to a loss before income taxes of $923,941 for the quarter ended December 31, 2000. Included in income before income taxes for the quarter ended December 31, 2001 is a gain of $413,009 related to the sale of the retail brokerage activity completed on December 13, 2001. Without this gain on sale of retail activity, the loss before income taxes would have been $243,127, or a decrease of 74%, compared to a $923,941 loss for the quarter ended December 31, 2000.

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Revenues for the quarter ended December 31, 2001 were $1,458,011 compared to
$1,420,272 for the quarter ended December 31, 2000. Revenues from net dealer inventory and investment gains (trading revenue) increased to $1,019,755, or approximately 154%, for the quarter ended December 31, 2001, up from $402,217 for the three months ended December 31, 2000. Included in total revenue is $401,212 of commission revenue for the quarter ended December 31, 2001 compared to $909,282 for the quarter ended December 31, 2000. These commission revenues will no longer be a source of revenue for the Company after December 13, 2001, due to the sale of the retail brokerage activity.

Total expenses decreased to $1,701,138 for the quarter ended December 31, 2001, or approximately 27%, compared to $2,344,213 for the three months ended December 31, 2000. The decrease in total expenses reflects the anticipated restructuring related to the sale of the retail brokerage activity and the related cost reductions the Company had begun in August 2001.

As of the time of this extension filing, the tax provision related to the sale of the retail brokerage activity has not yet been finalized. As a result of this delay, net income and earnings per share calculations are not yet available to report.

                    International Assets Holding Corporation
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  February 13, 2002

By: /s/Jonathan C. Hinz
       Jonathan C. Hinz, Chief Financial Officer